Exhibit 23.3

Consent of Independent Auditors

The Board of Directors
Drive Financial Services LP:

We consent to incorporation by reference in the registration statements (Numbers 333-10345, 333-48671, 333-59333, 333-00623 and 33-09485) on Forms S-3 and S-8 of FirstCity Financial Corporation, of our report dated February 24, 2004, with respect to the consolidated balance sheets of Drive Financial Services LP and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, partners’ equity, and cash flows for the years ended December 31, 2003 and 2002 and the period March 1, 2001 through December 31, 2001, which report appears in the December 31, 2003 annual report on Form 10-K of FirstCity Financial Corporation. Our report refers to a change in the method of accounting for residual interests in securitized financial assets in 2001.

KPMG LLP

Dallas, Texas
March 30, 2004